

Paul Perrone · 1st in

Founder/CEO at Perrone Robotics, Inc.

Crozet, Virginia, United States · **500+ connections** ·
Contact info

 Perrone Robotics, In

 University of Virginia

About

Paul is founder & CEO of Perrone Robotics. He is the inventor of "MAX", the world's first general-purpose ro
operating system for autonomous vehicles along with novel claims in robotics and AV safety approaches (p
in 2006). He's been an early pioneer in the autonomous vehicle space leading Perrone Robotics for over 17
pioneering showcase achievements such as leading a team in the 2005/2007 DARPA Grand Challenges
(autonomous vehicle races), early work with rocker Neil Young on vehicle automation, and creating rapid or
drop-in autonomy solutions. He spearheaded the Company's Series A capital raise in 2016 (Intel Capital lea
and has continued to lead the company during its acquisition of flagship Fortune 500 customers including a
automotive OEM, tier 1 automotive supplier, industrial mining equipment OEM, personal computer OEM, and
automotive channel partner. He's currently leading the company's commercial deployment of autonomous s
for the transit of people and things via Perrone Robotics' "TONY" autonomous shuttle technology. He has 1
autonomous vehicle experience and 24+ years total hi-tech industry experience. His blend of experiences l
the development of high-tech, business, and operations.

Experience



Founder/CEO
Perrone Robotics, Inc.
Dec 2001 – Present · 19 yrs 1 mo

Paul is founder & CEO of Perrone Robotics. He is the inventor of "MAX", the world's first
general-purpose robotics operating system for autonomous vehicles along with novel claims o

robotics and AV safety approaches (patented in 2006). He's been an early pioneer in the autonomous vehicle space leading Perrone Robotics for over 16 years in pioneering showcase achievements such as leading a team in the 2005/2007 DARPA Grand Challenges (autonomous vehicle races), early work with rocker Neil Young on vehicle automation, and creating rapid one-day drop-in autonomy solutions. He spearheaded the Company's Series A capital raise in 2016 (Intel Capital leading) and has continued to lead the company during its acquis ...**see mor**

Executive Manager & Architect (Perrone Robotics)

Fortune 100 Company

2019 – Present · 1 yr

A Perrone Robotics project. Director behind Perrone Robotics team working with a Fortune 100 company with objective to field a fleet of autonomous vehicles using our patented "MAX" full-stack AV software platform.

Executive Manager & Architect (Perrone Robotics)

Albemarle County, Virginia

2018 – Present · 2 yrs

A Perrone Robotics project. Director behind Perrone Robotics team to field a fully autonomous shuttle for the public using our patented "MAX" full-stack AV software platform, using our TONY autonomous transit retrofit kit, dropped into a Neighborhood Electric Vehicle from Polaris. Operations on public roads serving as transit for the general public. The firs ...**see mor**

Executive Manager & Architect (Perrone Robotics)

Liebherr

2017 – Present · 3 yrs

A Perrone Robotics project. Director behind Perrone Robotics team to field fully autonomous mining trucks using our patented "MAX" full-stack AV software platform.

Executive Manager & Architect (Perrone Robotics)

Intel

2016 – Present · 4 yrs

A Perrone Robotics project. Director behind Perrone Robotics team to field fully autonomous passenger car using our patented "MAX" full-stack AV software platform. Establish broad collaboration agreement with Intel Corporation with Intel Capital investment in Series A.

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Education



University of Virginia

MS, PhD ABD, Computer Engineering

1992 – 1995

PhD research in safety-critical railway controls and software (funded by Union Switch & Signal



Rutgers, The State University of New Jersey-New Brunswick

BS, Computer Engineering, Minor in Economics

1988 – 1992

Undergraduate research on VLSI-based design for neural networks with application to detection of hazards in airport baggage (FAA).



